UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the Fiscal Year Ended December 31, 2012

 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

 CUMMINS RETIREMENT AND SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
 (Full title of the plan)

 CUMMINS INC.
  500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012 AND 2011

CUMMINS RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

TABLE OF CONTENTS

DECEMBER 31, 2012 AND 2011

CUMMINS RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

TABLE OF CONTENTS

DECEMBER 31, 2012 AND 2011

*

As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2012 and of reportable transactions for the year ended December 31, 2012 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and

  Participants of the Cummins Retirement and

  Savings Plan for Non-Bargaining Employees

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Retirement and Savings Plan for Non-Bargaining Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BLUE & CO., LLC

Seymour, Indiana

June 19, 2013

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value:
Cummins Inc. common stock fund	$461,132,847	$396,393,307
Other investments	1,250,163,123	1,065,826,114
Total investments	1,711,295,970	1,462,219,421

Employer contributions receivable	4,494,895	5,185,098
Participant loans receivable	22,133,878	19,999,345

Net assets available for benefits
Net assets reflecting all investments
at fair value	1,737,924,743	1,487,403,864
Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	(8,862,094)	(6,962,884)

Net assets available for benefits	$1,729,062,649	$1,480,440,980

  See accompanying notes to financial statements.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

Additions
Contributions:
Employer	$37,829,430
Employee	87,432,345
Plan interest in Cummins Inc. and Affiliates Retirement
and Savings Plans Master Trust investment income	229,310,613
Interest on participant loans receivable	838,867
Total additions	355,411,255

Deductions
Benefits paid to participants	106,589,608
Administrative expenses	796,725
Total deductions	107,386,333

Fund transfers with Affiliate Plans	596,747

Net change in net assets available for benefits	248,621,669

Net assets available for benefits, beginning of year	1,480,440,980

Net assets available for benefits, end of year	$1,729,062,649

  See accompanying notes to financial statements.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1.  description of the plan

The following description of the Cummins Retirement and Savings Plan for Non-Bargaining Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees are salaried and non-bargaining hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the Cummins Retirement and Savings Plan for Collectively Bargained Employees.

The trustee for the Master Trust is State Street Corporation. As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with Affiliate Plans”.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-five investment options, including the Cummins Stock Fund.

Matching Contribution

The Company contributes to the Plan by matching 100% of the first 1% contributed plus 50% of the next 5% contributed. The matching contribution is made in the form of cash or Company stock, based on the participant’s employing company, as defined. The entire amount of Company stock received as a match is available for diversification.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

CUMMINS RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.  Principal and interest is paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the Stable Value fund and common/collective trust investments. The Stable Value fund consists primarily of insurance contracts and bank investment contracts with various companies. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses. Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The common/collective trust investments are public investment securities valued using the net asset value (NAV) provided by fund managers. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as a distribution based upon the terms of the Plan document.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.  However, starting in 2011, a portion of administrative fees were charged to participants’ accounts (a monthly fee of 0.05% of the participant’s account balance up to a maximum of $5).

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Subsequent Events

The Plan has evaluated events or transactions occurring subsequent to the Statement of Net Assets Available for Benefits date for recognition and disclosure in the accompanying financial statements through the date the financial statements are available to be issued, which is June 19, 2013.

3.  INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust. At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was 87.2% and 86.1%, respectively.

The following investments are held by the Master Trust as of December 31:

	2012	2011
Cummins Inc. Common Stock Fund	$469,888,548	$404,899,382
Stable Value fund wrapped
investment contracts	390,765,829	371,278,860
Stable Value fund wrapper contracts	102,053	55,935
Common / collective trusts	432,209,370	156,107,914
Registered investment companies	670,379,076	765,856,827
Total	$1,963,344,876	$1,698,198,918

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The Stable Value fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts. This fund includes open-ended, security-backed investments. The contracts have varying yields which averaged 1.00 percent and 2.17 percent during the years ended December 31, 2012 and 2011, respectively. The contracts have varying crediting interest rates which averaged 2.50 percent and 3.23 percent during the years ended December 31, 2012 and 2011, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans. To accomplish these objectives, the Stable Value fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Stable Value fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value fund.  A synthetic investment contract, or wrapper contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Stable Value fund.

In a wrapper contract structure, the underlying investments are owned by the Stable Value fund and held in trust for participants. The Stable Value fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned. Over time, the crediting rate formula amortizes the Stable Value fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of their qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized. If, in the event of default of an issuer, the Plan were unable to obtain a replacement the Plan could seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The contracts’ aggregate fair values were approximately $12,900,000 and $10,400,000 higher than the reported contract values at December 31, 2012 and 2011, respectively.

The Master Trust contains multiple common/collective trusts which invest in a variety of investments and each has its own investment strategy as follows:

Vanguard Target Retirement Trusts

The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement.  The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce.  The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date.  The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios.  All of the assets are invested in index funds.

NT Collective S&P 500 Index Fund – Lending

The primary objective of this fund is to approximate the risk and return characterized by the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. To achieve its objective, the fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. The fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. This fund may participate in securities lending.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NT Collective Aggregate Bond Index Fund – Lending

The primary objective of this fund is to provide investment results that approximate the overall performance of the Barclay’s Capital Aggregate Bond Index. The fund may hold units of participation in any fixed income collective fund established and maintained by Northern Trust or any of its affiliates. The fund may make limited use of interest rate futures and/or options for the purpose of maintaining market exposure. This fund may participate in securities lending.

NT Collective All Country World Ex-US Index Fund – Lending

The primary objective of this fund is to approximate the risk and return characterized by the MSCI All Country World ex-US Index. This index is commonly used to represent the global non-U.S. equity markets. To achieve its objective, the fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. The fund may make limited use of futures and/or options for the purpose of maintaining equity exposure.  This fund participates in securities lending.

Artisan International Growth Trust

The investment objective of this fund is to seek long-term capital growth. The fund will attempt to meet this objective by investing mainly in publicly traded corporate equities (including common and preferred stocks, warrants and depositary receipts) of non-U.S. companies across a broad capitalization range.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

There are no redemption restrictions on any of these common/collective trusts.

Investments that represent 5% or more of the Master Trust’s assets in either year are separately identified as follows:

	2012	2011
American Funds Growth Fund of America	$109,197,831	$94,201,555
Cummins Inc. Common Stock Fund	469,888,548	404,899,382
NTGI S & P 500 Index Fund	137,121,623	124,810,807
PIMCO Total Return Fund	109,956,089	84,227,334
Vanguard Wellington Admiral Shares Fund	223,953,906	200,457,542
Aegon Wrapped Investment Contract	121,429,541	117,217,685
Royal Bank of Canada Wrapped
Investment Contract	121,640,383	117,189,707
State Street Bank Wrapped Investment
Contract	121,668,995	117,235,064
Other	548,487,960	437,959,842
Total	$1,963,344,876	$1,698,198,918

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Investment income for the Master Trust for the year ended December 31, 2012 is as follows:

Net appreciation (depreciation) in fair value of investments:
Cummins Inc. Common Stock Fund	$91,750,469
Common / collective trusts	49,775,994
Registered investment companies	89,972,356
Interest	10,157,995
Dividends paid on Cummins Inc. common stock	7,895,272

4.  ESOP FUND

The Master Trust established an Employee Stock Ownership Plan (“ESOP”) Trust account in July 1989 to purchase 2,362,206 shares of the Company’s common stock in exchange for a $75,000,000 note secured by the shares. The note payable was repaid in November 2002 by the Company and the Company concurrently entered into a $50,950,000 note with the ESOP Trust. This note was secured by the remaining unallocated shares in the ESOP Trust. The loan was repaid in January 2010 and all shares were allocated by March 2010.

The following is the Master Trust’s investment in Cummins Inc. common stock (excluding cash) at December 31:

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

	2012	2011
Number of shares	4,316,112	4,566,945
Cost	$163,883,913	$138,375,116
Market	$467,650,735	$401,982,499

5.  TAX STATUS

The Internal Revenue Service has determined by an opinion letter for the Plan dated July 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended subsequent to July 19, 2002, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities.  Management has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions.  However, as of the date the financial statements were available to be issued, there were no audits for any tax periods in progress.  Management believes it is no longer subject to income tax examinations for years prior to 2010.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

6.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by State Street Corporation and shares of Cummins Inc. State Street Corporation is the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Hewitt Associates, LLC serves as the Plans’ third party administrator. Blue & Co., LLC serves as the Plan’s auditor. JPMorgan Asset Management serves as the Plan’s investment manager of the Stable Value fund. Transactions with these parties qualify as party-in-interest transactions.

7.   reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2012	2011
As reported per the financial statements	$1,729,062,649	$1,480,440,980
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts	8,862,094	6,962,884
As reported per the Form 5500	$1,737,924,743	$1,487,403,864

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2012:

As reported per the financial statements	$229,310,613
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts at December 31, 2012	8,862,094
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts at December 31, 2011	(6,962,884)
As reported per the Form 5500	$231,209,823

8.   FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

  Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

  Level 2:  Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

  Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

  Registered investment companies and common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

  Common/collective trusts:  Valued at the net asset value (NAV) of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

  Guaranteed investment contract (Stable Value fund): Guaranteed investment contracts are valued at fair value by JPMorgan Asset Management by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  Reasonableness of the methodology is evaluated through a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings.  Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market data.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The following table sets forth by level, within the hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012 and 2011, are as follows:

		2012
	Fair
	Value	Level 1	Level 2
Master Trust level assets
Registered investment
companies:
Bond funds	$109,956,090	$109,956,090	$-0-
Balanced funds	223,953,906	223,953,906	-0-
Growth funds	186,463,261	186,463,261	-0-
Value funds	90,290,296	90,290,296	-0-
Other	59,715,523	59,715,523	-0-
Common stocks:
Cummins Inc. fund	469,888,548	469,888,548	-0-
Common/collective trusts:
Equity index funds	139,729,837	-0-	139,729,837
Bond index funds	15,277,741	-0-	15,277,741
Target funds	277,201,792	-0-	277,201,792
Stable Value fund:
Cash equivalents	26,128,963	26,128,963	-0-
Wrapped investment
contracts	364,636,866	-0-	364,636,866
Wrapper contracts	102,053	-0-	102,053

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

		2011
	Fair
	Value	Level 1	Level 2	Level 3
Master Trust level assets
Registered investment
companies:
Target funds	$202,412,621	$202,412,621	$-0-	$-0-
Bond funds	84,227,334	84,227,334	-0-	-0-
Balanced funds	200,457,542	200,457,542	-0-	-0-
Growth funds	143,688,080	143,688,080	-0-	-0-
Value funds	83,780,592	83,780,592	-0-	-0-
Other	51,290,658	51,290,658	-0-	-0-
Common stocks:
Cummins Inc. fund	404,899,382	404,899,382	-0-	-0-
Common/collective trusts:
Equity index funds	126,251,076	-0-	126,251,076	-0-
Bond index funds	10,693,251	-0-	10,693,251	-0-
Growth funds	19,163,587	-0-	19,163,587	-0-
Stable Value fund:
Cash equivalents	19,692,339	19,692,339	-0-	-0-
Wrapped investment
contracts	351,586,521	-0-	-0-	351,586,521
Wrapper contracts	55,935	-0-	55,935	-0-

The Plan’s policy is to recognize transfers between levels as of the end of the reporting period.  There were no significant transfers between Levels 1 and 2 during 2012 or 2011.

Based on ongoing guidance issued relative to fair value disclosures, a continuing review of the inputs to valuation and consideration of related additional information, the Plan has modified its classification of certain investments related to its Stable Value fund from Level 3 to Level 2 during the year ended December 31, 2012.

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Following is a progression of the fair value of the Level 3 assets (wrapped investment contracts) included in the Master Trust for the years ended December 31, 2012 and 2011:

	2012	2011
Balance, beginning of year	$351,586,521	$342,971,937
Withdrawals	-0-	(6,000,000)
Unrealized gains included in
changes in net assets	13,050,345	14,614,584
Transfers to Level 2	(364,636,866)	-0-
Balance, end of year	$-0-	$351,586,521

SUPPLEMENTARY INFORMATION

Cummins RETIREMENT AND SAVINGS PLAN

FOR NON-BARGAINING EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)	EIN 35-0257090
DECEMBER 31, 2012	Plan Number: 020

(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
	Participant Loans	1 - 4 1/2 year maturity
		4.25% to 9.25%	$-0-	$22,133,878

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES

By: Benefits Policy Committee of Cummins Inc.

Date: June 19, 2013	By: /s/ Richard E. Harris
Richard E. Harris
Vice President – Chief Investment Officer